FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

April 6, 2004

Amersham plc

(Translation of registrant’s name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rules 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rules 12g3-2(b): 82- _______

SIGNATURE
ACQUISITION OF AMERSHAM PLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMERSHAM PLC (Registrant)

DATE: April 6, 2004	By

Name: Susan M. Henderson Title: Deputy Company Secretary

List of exhibits to the FORM 6-K dated April 6, 2004

1. Amersham plc – Exchange Ratio

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES

6 April 2004

ACQUISITION OF AMERSHAM PLC

EXCHANGE RATIO

Recommended share exchange acquisition of Amersham plc (“Amersham”) by General Electric Company and GE Investments, Inc. (together “GE”) by means of a scheme of arrangement (the “Scheme”) under section 425 of the Companies Act 1985 (the “Acquisition”)

Amersham and GE are pleased to announce that, at the first of the two Court hearings to be held this week, the High Court sanctioned the Scheme. The Scheme still remains conditional upon the confirmation by the High Court of the reduction of capital which forms part of the Scheme. It is expected that the Scheme will become effective on 8 April 2004.

Assuming that, as expected, the Scheme does become effective on 8 April 2004, the Exchange Ratio that will be used to calculate the number of New GE Shares to which holders of Amersham Securities will be entitled is 0.4833 and the ADS Exchange Ratio is 2.4165. The Exchange Ratio has been calculated by dividing £8.00 by the Final Sterling GE Price (as set out below) and the ADS Exchange Ratio has been calculated by multiplying the Exchange Ratio by five.

Trading in Amersham Shares on the London Stock Exchange and Amersham ADSs on the NYSE will be suspended from close of business today and the suspension of trading of entitlements to Amersham Shares on the Oslo Børs will continue. It is expected that the listing of Amersham Securities on the London, New York and Oslo stock exchanges will, in each case, be cancelled on the trading day on each such exchange immediately following the Scheme becoming effective.

Terms used in this announcement shall have the same meanings as set out in the Scheme document dated 17 February 2004.

	Daily Volume
	Weighted Average GE	3:00 PM Bank of	Sterling GE Price
Date	Share Price (in $)	England Fix ($/£)	(in £)

23 March 2004	29.3967	1.8447	15.9358

24 March 2004	29.0271	1.8337	15.8298

25 March 2004	29.4142	1.8080	16.2689

26 March 2004	30.3624	1.8194	16.6881

29 March 2004	30.6397	1.8225	16.8119

30 March 2004	30.5056	1.8265	16.7017

31 March 2004	30.5212	1.8345	16.6373

1 April 2004	30.5436	1.8585	16.4345

2 April 2004	30.9967	1.8285	16.9520

5 April 2004	31.3130	1.8157	17.2457

10 day average			16.5506

Enquiries:

Amersham

Alexandra Morris (Investor Relations)	+44 1494 542 051
Dr Lynne Gailey (Media Relations)	+44 1494 542 050
Dr Graeme Holland (Media Relations)	+44 1494 542 115
Lucy Morrison (US Investor Relations)	+1 732 457 8092

J.P. Morgan plc

Edward Banks	+44 20 7742 4000

Morgan Stanley & Co. Limited

Johannes Groeller	+44 20 7425 5000

GE

Bill Cary (GE Investor Relations)	+1 203 373 2468
Pam Wickham (GE Healthcare)	+1 262 544 3530
Louise Binns (GE Corporate Europe)	+32 2 235 6912
Peter Stack (GE Corporate Financial)	+1 203 373 2283

Goldman Sachs International

Richard Butland	+44 20 7774 1000

Goldman Sachs International is acting exclusively for GE and no one else in connection with the Acquisition and will not be responsible to anyone other than GE for providing the protections afforded to customers of Goldman Sachs International nor for providing advice in relation to the Acquisition, or any matter referred to herein.

J.P. Morgan plc is acting exclusively for Amersham as joint financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Amersham for providing the protections afforded to customers of J.P. Morgan plc nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Morgan Stanley & Co. Limited is acting exclusively for Amersham as joint financial adviser and for no one else in connection with the Acquisition and will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Amersham for providing the protections afforded to clients of Morgan Stanley & Co Limited nor for providing advice in relation to the Acquisition, or any matter referred to herein.